SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fourth Wave Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
35131P102

(CUSIP Number)

January 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35131P102	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS

Christina Dixon
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		54,354,375 shares of Common Stock
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

54,354,375 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,354,375 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.2
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 35131P102	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS

Roger Dixon
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		54,354,375 shares of Common Stock
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

54,354,375 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,354,375 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.2
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 35131P102	13G	Page 4 of 7 Pages

Item 1.	Security and Issuer.

(a)	Name of Issuer:

Fourth Wave Energy, Inc.

(b)	Address of Issuer:

350 North Orleans Street, Suite 9000N
Chicago, IL 60654

Item 2.	Identity and Background.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Christina Dixon and Roger Dixon

(b)	Address of Principal Business Office or, if none, Residence:

Christina Dixon 350 North Orleans Street, Suite 9000N Chicago, IL 60654 Roger Dixon 350 North Orleans Street, Suite 9000N Chicago, IL 60654

(c)	Citizenship or Place of Organization:

Christina Dixon is a citizen of the United States Roger Dixon is a citizen of the United States

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number: 35131P102

CUSIP No. 35131P102	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 54,354,375 shares of Common Stock (the “Shares”).

(b)	Percent of Class:

The Shares represent approximately 14.2% of the Issuer’s issued and outstanding shares of Common Stock, based on 383,208,340 shares of Common Stock outstanding on February 2, 2022, as reported the Issuer in the Registration Statement on Form 8-K filed with the Securities and Exchange Commission on February 8, 2022.

(c)	Number of shares as to which such person has:

Christina Dixon and Roger Dixon each have shared dispositive power and shared voting power of 54,354,375 shares of Common Stock representing 14.2% of the Issuer’s issued and outstanding Common Stock. Christina Dixon and Roger Dixon are husband and wife, and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person.

CUSIP No. 35131P102	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 35131P102	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February __,2022	By:	/s/ Christina Dixon
Christina Dixon

	By:	/s/ Roger Dixon
Roger Dixon